Exhibit 99.1

FERRARI N.V.: PERIODIC REPORT ON THE BUYBACK PROGRAM

Maranello (Italy), March 23, 2021 – Ferrari N.V. (NYSE/MTA: RACE) (“Ferrari” or the “Company”) informs that the Company has purchased, under the fourth tranche of the common share buyback program announced on March 11, 2021 (“Fourth Tranche”), common shares - reported in aggregate form, on a daily basis - on the Italian Stock Exchange (MTA) as follows:

Trading Date (dd/mm/yyyy)	Stock Exchange	Number of common shares purchased	Average price per share excluding fees (€)	Consideration excluding fees (€)
12/03/2021	MTA	6,000	163.2566	979,539.60
15/03/2021	MTA	6,000	163.6607	981,964.20
16/03/2021	MTA	6,000	164.998	989,988.00
17/03/2021	MTA	4,000	164.2357	656,942.80
18/03/2021	MTA	5,000	163.2737	816,368.50
19/03/2021	MTA	5,000	164.4405	822,202.50
22/03/2021	MTA	5,000	169.8372	849,186.00
Total	—	37,000	164.7619	6,096,191.60

Since the announcement of the Fourth Tranche of the buyback program dated March 11, 2021 till March 22, 2021, the total invested consideration has been:
• Euro 6,096,191.60 for No. 37,000 common shares purchased on the MTA.

Under the Company’s equity incentive plans, on March 16, 2021 the Company assigned, inter alia, to certain employees and former CEO of Ferrari Group No. 206,571 common shares held in treasury. On March 17, 2021 Ferrari purchased No. 93,473 common shares from a group of those employees and former CEO in order to cover the individual's taxable income as is standard practice (Sell to Cover) in an over-the-counter transaction executed at the price of Euro 165.1 per share equal to the Reference Price of MTA-Borsa Italiana of the previous day.

Ferrari N.V. Amsterdam, The Netherlands	Registered Office: Via Abetone Inferiore N. 4, I – 41053 Maranello (MO) Italy	Dutch trade registration number: 64060977

As of March 22, 2021, the Company held in treasury No. 8,949,511 common shares equal to 3.48% of the total issued share capital including the common shares and the special voting shares.

Since January 1, 2019 until March 22, 2021, the Company has purchased a total of 3,764,185 own common shares on MTA and NYSE for a total consideration of Euro 509,518,424.76.

A comprehensive overview of the transactions carried out under the buyback program, as well as the details of the above transactions, are available on Ferrari’s corporate website under the Buyback Programs section (http://corporate.ferrari.com/en/investors/stock-and-shareholder-corner/buyback-programs).

For further information:
Media Relations
tel.: +39 0536 949337
Email: media@ferrari.com
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